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E-Mail: dgottlieb@cgsh.com

August 21, 2015

BY EDGAR Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—HSBC Holdings plc (“HSBC”) Annual Report on Form 20-F for 2014

Dear Ms. Blye:

We appreciated the opportunity to speak with your colleague Pradip Bhaumik in connection with the comment letter that was received on July 1, 2015 relating to HSBC’s Annual Report for 2014. As discussed, HSBC is gathering the information necessary for the response and respectfully requests an extension to respond until no later than September 15, 2015.

Ms. Cecilia Blye p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time. You can reach me at my number above, or my colleague Fred Martin at +44 20 7614 2322.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:       Ms. Suzanne Hayes, Securities and Exchange Commission

Mr. Iain J. Mackay, HSBC Holdings plc

Mr. David A. Quest, HSBC Holdings plc

Mr. Frederic G. Martin, Cleary Gottlieb Steen & Hamilton LLP